                                                                      EXHIBIT 12

                               AVISTA CORPORATION

    Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend
                            Requirements Consolidated
                             (Thousands of Dollars)

                                                                             Years Ended December 31
                                                          --------------------------------------------------------------
                                                             2003         2002         2001         2000         1999
                                                          ----------   ----------   ----------   ----------   ----------
Fixed charges, as defined:
       Interest expense                                   $   85,013   $   96,005   $  100,180   $   64,765   $   61,666
       Amortization of debt expense
         and premium - net                                     7,972        8,861        5,639        3,409        3,044
       Interest portion of rentals                             4,452        6,140        5,140        4,324        4,645
                                                          ----------   ----------   ----------   ----------   ----------
           Total fixed charges                            $   97,437   $  111,006   $  110,959   $   72,498   $   69,355
                                                          ==========   ==========   ==========   ==========   ==========
Earnings, as defined:
       Income from continuing operations                  $   50,643   $   42,174   $   68,241   $  109,065   $   31,223
       Add (deduct):
         Income tax expense                                   35,340       34,849       40,585       81,143       18,276
         Total fixed charges above                            97,437      111,006      110,959       72,498       69,355
                                                          ----------   ----------   ----------   ----------   ----------
           Total earnings                                 $  183,420   $  188,029   $  219,785   $  262,706   $  118,854
                                                          ==========   ==========   ==========   ==========   ==========
Ratio of earnings to fixed charges                              1.88         1.69         1.98         3.62         1.71

Fixed charges and preferred
  dividend requirements:
       Fixed charges above                                $   97,437   $  111,006   $  110,959   $   72,498   $   69,355
       Preferred dividend requirements (1)                     1,910        4,387        3,878       41,394       33,914
                                                          ----------   ----------   ----------   ----------   ----------
           Total                                          $   99,347   $  115,393   $  114,837   $  113,892   $  103,269
                                                          ==========   ==========   ==========   ==========   ==========
Ratio of earnings to fixed charges
  and preferred dividend requirements                           1.85         1.63         1.91         2.31         1.15

(1) Preferred dividend requirements have been grossed up to their pre-tax level.